THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

19th January, 2005

SUPPL

05005863

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Pursuant to clause 41 of the Listing Agreement, we hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday the 27th January, 2005 to take on record the quarterly Unaudited Financial Results of the Company for the 3rd quarter ended on 31st December, 2004.

Thanking you,

Yours faithfully,

R.V. Bhimani
Company Secretary

2/16

Arvind